222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com
February 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Re:	Aston Funds (the “Registrant”)
1933 Act. File No. 033-68666
1940 Act File No. 811-08004
Post-Effective Amendment No. 171

Dear Ms. Vroman-Lee:

On February 2, 2016, the Registrant filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 171 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) relating to ASTON Small Cap Fund (formerly ASTON/TAMRO Small Cap Fund) (the “Fund”), a series of the Registrant. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on February 22, 2016. The following sets forth those comments and the Registrant’s responses to them. The Registrant intends to file a second post-effective amendment pursuant to Rule 485(a) relating to the Fund on or about February 26, 2016.

Prospectus

1.         Comment:        Please confirm whether the Fund may invest in emerging market securities. If so, please provide appropriate strategy and risk disclosure.

Response:        The Registrant confirms that investing in emerging market securities is not a principal investment strategy of the Fund. The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 26, 2016

2.         Comment:        Please confirm supplementally whether the portfolio managers of the Fund named in the Prospectus are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Please consider adding disclosure to that effect in the Summary Prospectus.

Response: The Registrant confirms that the portfolio managers of the Fund named in the Prospectus are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant has revised the disclosure in the Summary Prospectus in response to the staff’s comment.

3.         Comment:        Please confirm whether the Fund may use derivatives. If so, please provide appropriate strategy and risk disclosure.

Response: The Registrant confirms that using derivatives is not a principal investment strategy of the Fund. The Registrant has revised the disclosure accordingly.

*         *         *

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt

JCT/jct

ASTON FUNDS

120 North LaSalle Street

Chicago, Illinois 60602

February 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. File No. 033-68666
1940 Act File No. 811-08004
Post-Effective Amendment No. 171

Dear Ms. Vroman-Lee:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 171 under the Securities Act of 1933 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on February 2, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASTON FUNDS

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Chief Operating Officer and Chief Compliance Officer